August 24, 2012

Via facsimile and U.S. mail

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 4-5
Washington, D.C. 20549-0405

Attention: Ethan Horowitz

Re:     Pioneer Natural Resources Company
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 001-13245

Dear Mr. Horowitz:

I am writing to respond to your comment letter dated August 10, 2012 (the “Review Letter”), addressed to Richard P. Dealy, Executive Vice President and Chief Financial Officer of Pioneer Natural Resources Company (“Pioneer” or the “Company”) with respect to the Company's Form 10-K for the year ended December 31, 2011, filed with the United States Securities and Exchange Commission (the “Commission”) on February 29, 2012.

Comment Responses

The bold typeface, numbered paragraphs and headings below were taken from the Review Letter. Our responses to your comments follow in plain text.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Unaudited Supplementary Information

Reserve Quantity Information, page 120

1. We note that you have provided disclosure regarding changes in the net quantities of your proved reserves pursuant to FASB ASC 932-235-50. However, it does not appear that this disclosure is accompanied by explanatory disclosure regarding significant changes that occurred during the periods for which this information is presented. Please tell us how you considered providing explanatory information as part of this disclosure. Refer to FASB ASC 932-235-50-5.

Response: The Company believes the following disclosures of the significant changes in the Company's proved reserves are complementary and together provide the information required by FASB ASC 932-235-50-5: (i) its quantitative disclosures in Unaudited Supplementary Information of "Item 8. Financial Statements and Supplementary Data" of its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the "2011 Form 10-K"), (ii) its quantitative and qualitative disclosures of Proved Reserves within “Item 2. Properties” (including descriptions of changes in total proved and proved undeveloped reserves on pages 30 through 32) and (iii) its quantitative and qualitative disclosures in “Description of Properties” within “Item 2. Properties” (including drilling activities and cost incurred by geographic area on pages 33 through 36).

5205 N. O’CONNOR BLVD, SUITE 200 - IRVING, TEXAS 75039-3746 - MAIN 972-444-9001 - FAX 972-969-3587

Ethan Horowitz
Securities and Exchange Commission

August 24, 2012

For example, as disclosed in “Item 8. Financial Statements and Supplementary Data” of the 2011 Form 10-K, the most significant category of change in the Company's total proved reserves was extensions and discoveries, representing 15 percent, 9 percent and 2 percent of changes in total proved reserves within each of the three years ended December 31, 2011, 2010 and 2009, respectively. The Company believes that its tabular disclosure of drilling activities and costs incurred by geographical area in “Item 2. Properties” on pages 33 and 34, together with the asset descriptions within "Item 2. Properties," presents explanatory information to readers regarding the Company's significant extensions and discoveries.

Although the Company believes it has provided the appropriate information, the Company proposes to include in future filings additional explanatory disclosures in “Item 8. Financial Statements and Supplementary Data” below the tables in the Reserve Quantity Information section for the significant changes in proved reserve categories, similar to the disclosures provided on pages 30 and 31 of "Item 2. Properties” of the 2011 Form 10-K. For 2011 and 2010, such disclosures emphasized that significant extensions and discoveries were primarily comprised of "extensions in the Spraberry field and discoveries in the Eagle Ford Shale and Barnett Shale Combo plays."

Changes in Standardized Measure of Discounted Future Net Cash Flows, page 125

2. We note that your disclosure of changes in standardized discounted cash flows includes an adjustment for "changes in production rates, timing and other." Please provide us with a description of the nature of this adjustment and tell us how you considered providing additional explanatory disclosure in your filing. Refer to FASB ASC 932-235-50-35 and 932-235-50-36.

Response: In accordance with FASB ASC 932-235-50-34 through 932-235-50-36 (as illustrated in examples 5 and 6 of FASB ASC 932-235-55), the Company's qualitative and quantitative disclosures about Standardized Measure of Discounted Future Net Cash Flows ("SMOG") are provided on pages 123, 124 and 125 of its 2011 Form 10-K, within Unaudited Supplementary Information of "Item 8. Financial Statements and Supplementary Data."

The nature of the Company's reported SMOG changes attributable to production rates, timing and other is primarily related to changes in the time value of future cash flows that result from changes in the estimated rates and/or timing of recoveries of previously estimated proved oil and gas reserve quantities. These changes primarily result from the Company's plans and commitments to effect (i) changes in the expected rate at which previously estimated proved reserve quantities will be recovered or (ii) changes that accelerate or decelerate previously planned development drilling. FASB ASC 932-235-50-35 refers to this component of SMOG changes as "Other - unspecified." FASB ASC 932-235-50-36 also specifies that additional information necessary to prevent the disclosure of SMOG and changes therein from being misleading shall be provided. In an effort to better explain to readers the nature of these changes, the Company uses the more descriptive label of "changes in production rates, timing and other."

The Company's changes attributable to production and cash flow rates represent changes in previous estimates or new initiatives, such as changes in completion strategies aimed at increasing the rate at which previously estimated reserve quantities will be realized. The Company's changes attributable to production and cash flow timing primarily result from the Company's plans and commitments to accelerate or decelerate previously planned development drilling. For example, the Company significantly increased its capital budgets for 2012 and 2011 to $2.5 billion and $1.8 billion, respectively, as compared to the Company's 2010 capital budget of $900 million and also increased its rig counts in the Permian Basin, Eagle Ford Shale and Barnett Shale plays to execute the new capital plans. In so doing, the expected realization of initial production and future cash flows from previously planned development drilling was accelerated, increasing the expected time value of the future cash flows.

The Company makes every effort to clearly and accurately disclose its SMOG and other relevant information, within Unaudited Supplementary Information of "Item 8. Financial Statements and Supplementary Data." For instance, on page 123, the Company discloses the significant inputs used to estimate SMOG and cautions readers that they should not mistake SMOG as an estimate of fair value of oil and gas properties. On page 124, the Company discloses the portion of future development costs that represent future asset retirement expenditures and how those costs are estimated. Additionally, by expanding the label of "Other - unspecified" to be "Changes in production rates, timing and other," the Company intends for the readers to be better informed of the nature of changes encompassed by the line item.

Although the Company respectfully submits that it complies with FASB ASC 932-235-50-35 and FASB ASC 932-235-50-36, we continually strive to identify opportunities to better inform our readers. Accordingly, the Company also proposes to further enhance this area of disclosure in future filings by adding, directly after its tabular SMOG disclosures, qualitative disclosure about significant changes in production rates, timing and other. An example of such proposed

5205 N. O’CONNOR BLVD, SUITE 200 - IRVING, TEXAS 75039-3746 - MAIN 972-444-9001 - FAX 972-969-3587

Ethan Horowitz
Securities and Exchange Commission

August 24, 2012

disclosure follows below:

The Company's changes in standardized measure of discounted future net cash flows attributable to production rates, timing and other primarily represent changes in the Company's estimates of when proved reserve quantities will be realized. During the twelve months ended December 31, 2011 and 2010, the Company increased its development drilling capital plans, which had the effect of accelerating the estimated timing of development and realization of undeveloped proved reserves.

Pioneer further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct any questions in connection with the response set forth in this letter to Richard P. Dealy at 972-969-4054 (direct fax 972-969-3581).

Very truly yours,

/s/ Richard P. Dealy
Richard P. Dealy
Executive Vice President and
Chief Financial Officer

Cc: Frank W. Hall

5205 N. O’CONNOR BLVD, SUITE 200 - IRVING, TEXAS 75039-3746 - MAIN 972-444-9001 - FAX 972-969-3587